19006278

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

Securities and Exchange Commission
Trading and Markets

MAR 04 2019

RECEIVED

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69736

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2018 (MM/DD/YY) AND ENDING December 31, 2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TradeZero America, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

68 34th Street, Suite 513B
(No. and Street)

Brooklyn	NY	11232
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debasish Banerjee (818) 657-0288
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18401 Burbank Blvd., #120	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Haupt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TradeZero America, Inc., as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CEO

Title

Notary Public

KAITLYN M HAMM
Notary Public, State of New York
Reg. No. 01HA6364885
Qualified In Kings County
Commission Expires September 25, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders' and Board of Directors of TradeZero America, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of TradeZero America, Inc. as of December 31, 2018, the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of TradeZero America, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of TradeZero America, Inc.'s management. My responsibility is to express an opinion on TradeZero America, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to TradeZero America, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as TradeZero America, Inc.'s auditor since 2016.

Tarzana, California

February 19, 2019

TRADEZERO AMERICA, INC.

Statement of Financial Condition
December 31, 2018

ASSETS

Cash and Cash Equivalents	$	10,106
Clearing		
Securities		185,927
Due from related party		26,860
Prepaid Expenses		16,329
Deferred Tax Asset		50,854
Total Assets	$	290,076

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts Payable	$	12,249
Due to related party		1,250
Due to Clearing		11,705
Total Liabilities	$	25,204
STOCKHOLDER'S EQUITY		
Common Stock, $0.001 par value, 1,000 shares authorized, issued, and outstanding	$	1
Additional Paid in Capital		899,683
Retained Earnings (Accumulated Deficit)		(634,812)
Total Stockholder's Equity	$	264,872
Total Liabilities and Stockholder's Equity	$	290,076

The accompanying notes are an integral part of these financial statements

TRADEZERO AMERICA, INC.

Statement of Operations
For the Year Ended December 31, 2018

REVENUES (Note 2)		
Commissions	$	58,818
Realized Gain on trading		3,595
Interest Income		243
Total Revenues	$	62,656
EXPENSES		
Clearing Fees	$	83,230
Regulatory Fees		18,840
Commission Expense		54,265
Quotation & Market data services		8,617
Other Expenses		10,263
Total Expenses	$	175,215
NET INCOME (LOSS) BEFORE INCOME TAXES	$	(112,559)
LESS: INCOME TAX EXPENSE (BENEFIT) (Note 6)		800
NET INCOME (LOSS)	$	(113,359)

TRADEZERO AMERICA, INC.

Statement of Stockholder's Equity
For the Year Ended December 31, 2018

	Common Stock	Additional Paid In Capital	Retained Earnings (Accumulated Deficit)	Total Stockholder's Equity
Beginning balance January 1, 2018	$ 1	$ 784,339	$ (521,453)	$ 262,887
Capital contributions		115,344		115,344
Net income			(113,359)	(113,359)
Ending balance December 31, 2018	$ 1	$ 899,683	$ (634,812)	$ 264,872

The accompanying notes are an integral part of these financial statements

TRADEZERO AMERICA, INC.

Statement of Cash Flows
For the Year Ended December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$	(113,359)
Realized gain on trading		3,595
Adjustments to reconcile net loss to net cash used in operating activities:		
(Increase) decrease in assets		
Clearing - Securities		28,389
Prepaid Expenses		121
Other assets		(26,860)
Increase (decrease) in liabilities		
Accounts Payable		(114,795)
Due to Parent		500
Total adjustments	$	(109,050)
Net cash used in operating activities	$	(222,409)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions		115,344
Net cash provided by financing activities	$	115,344
Net decrease in cash	$	(107,065)
Cash at beginning of year		117,171
Cash at end of year	$	10,106

Supplemental Disclosures		
Cash paid during the year for:		
Interest	$	-
Income taxes	$	800

The accompanying notes are an integral part of these financial statements

Note 1: ORGANIZATION AND NATURE OF BUSINESS

TradeZero America, Inc. (the "Company" formerly known as Divy Equities, Inc.) was incorporated in the State of Delaware on September 2, 2015 and was approved as a member of the Financial Industry Regulatory Authority ("FINRA") on September 7, 2016. The Company is registered with the Securities and Exchange Commission ("SEC"). In 2018, the common stock was owned by Tradezero US (24.9%) and the balance by Divy, Inc. On September 28, 2018 the Company entered into an equity purchase agreement to buy the former broker dealer Divy Equities, Inc. The business conducted in 2018 was consistent with Divy's approved FINRA membership agreement. This sale has been completed as of January 24, 2019 and is awaiting regulatory approval for the change in control, as of the date in of the opinion letter.

The Company engaged in retails sales of fractional and whole shares to individual customers. The Company maintained a proprietary account to accommodate the remainder of fractional shares available to its customers. As of December 31, 2018, there were no positions of fractional or whole shares held by the firm in its proprietary account. Sale of fractional shares were discontinued as of December 31, 2018.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates, but management does not believe such differences will materially affect the Company's financial position, results of operations, or cash flows.

Fair Value of Financial Instruments

As of December 31, 2018, the Company's financial instruments consist of cash and cash equivalents, clearing-proprietary cash deposit, and accounts payable. The carrying value of these financial instruments approximate fair value because of the short-term maturity of these instruments. See Note 7 for further details.

The Company recognizes commissions from its broker services based on a trade-date basis. Normal expenses are recorded when the obligation is incurred.

Cash and Cash Equivalents

The Company maintains cash balances in interest and non-interest-bearing accounts. For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. As of December 31, 2018, the Company did not have any cash balances in excess of FDIC and SIPC insured amounts.

Accounts Receivable

Accounts receivable is carried on a gross basis with no discounting. Management estimates the allowance for doubtful accounts based on existing economic conditions, the financial conditions of the customers, and the amount and the age of past due accounts. Past due accounts are written off against the allowance for doubtful accounts after all collection attempts have been exhausted. As of December 31, 2018, the company had no accounts receivable to report.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ASC 606 Revenue Recognition

Revenue is generally measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

A. Fees earned: This includes fees earned from commissions on trade execution, fees for stock loan locates, and use of its proprietary routing platform.

B. Nature of services

The following is a description of activity, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue.

Commissions: The Company earns commissions from trade executions.

C. Contract Balances and transaction price allocated to remaining performance obligations

Due to the nature of the Company's business, changes in receivables, contract assets and contract liabilities with customers due to revenue recognized from performance obligations satisfied in previous periods, were immaterial, including performance obligations related to transactions that are subject to SEA rule10b-10 for any remuneration that needs to be disclosed. It also includes any transaction when the Company is engaged as an agent thereby eliminating the need to disclose comparative financial statements for prior years with retrospective application to 2017.

Changes in Accounting Policy:

The Company adopted Topic 606 "Revenue from Contracts with Customers" with a date of January 1, 2018. As a result, it has changed its accounting policy for revenue recognition as detailed below.

The Company applied Topic 606 using the cumulative effect method i.e. by recognizing the cumulative effect of initially applying Topic 606 as an adjustment to the opening balance of equity at January 1, 2018. This was immaterial. Therefore, any prior reporting information has not been adjusted and continues to be reported under Topic 606.

Note 3: NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of both minimum net capital and maximum ratio of aggregate indebtedness to net capital. Minimum net capital is the greater of $100,000 or 6 2/3 of aggregate indebtedness which is $25,204. In this case the minimum net capital is $100,000. On December 31, 2018, the Company's net capital of $170,829 exceeded the minimum net capital requirement of $100,000, and the Company's ratio of aggregate indebtedness to net capital was 0.15:1, which is less than the 15:1 maximum ratio required.

Note 4: CLEARING BROKER DEPOSITS

The Company has entered into a securities clearing agreement with Electronic Transaction Clearing Inc (ETC) on October 9, 2018. Pursuant to this agreement, the Company is required to maintain a deposit account with the clearing firm in amounts determined to be based on the Company's transaction volume. As of December 31, 2018, the Company maintained deposits of $130,000 at ETC.

Note 5: COMMISSIONS RECEIVABLE

As of December 31, 2018, the company had no commissions receivable to report.

Note 6: INCOME TAXES

The Company applies the liability and asset approach for financial accounting and reporting for income taxes, as defined by Accounting Standard No. 109, "Accounting for Income Taxes". A deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and carryforwards. On December 31, 2018, the Company has a deferred tax asset of $50,854. This deferred asset will expire in 2036. For the year ended December 31, 2018, the components of the Income Tax expense (benefit) are as follows:

Current State Tax expense (Benefit)	$	800
Total Income Tax Expense (Benefit)	**$**	**800**

Note 7: FAIR VALUE MEASUREMENT

The Company adopted ASC Topic 820, requiring a fair value measurement of certain financial instruments on a recurring basis. The adoption of ASC Topic 820 did not impact the Company's financial condition or results of operations. ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability.

Note 8: COMMITMENTS, CONTINGENCIES AND GUARANTEES

As of December 31, 2018, the Company had no commitments, contingencies, or guarantees to report.

Note 9: RELATED PARTY TRANSACTIONS

At December 31, 2018 the Company was due $26,860 from a related party and owed $1,250 to a related party. For the year ended December 31, 2018, the Company also incurred shared common expenses of $ 3,000.

Note 10: STOCKHOLDER'S EQUITY

As of December 31, 2018, the Company had 1000 shares with par value of $0.001 per share that are authorized, issued, and outstanding. All 1000 shares are issued to Tradezero US as of January 24, 2019.

Note 11: COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS (RULE 15c3-3)

A computation of reserve requirements is not applicable to the Company as the Company qualifies for an exemption under Rule 15c3-3(k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Note 12: INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS (RULE 15c3-3)

Information relating to possession or control requirements is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Note 13: SUBSEQUENT EVENTS

Tradezero US, completed its purchase of Tradezero American, Inc., on January 24, 2019. The management has reviewed the results of operations for the period of time from December 31, 2018 through February 19, 2018, the date on which the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements, nor have any subsequent events occurred, the nature of which would require disclosure.

TRADEZERO AMERICA, INC.

Schedule I
Statement of Net Capital
December 31, 2018

	Focus 12/31/18		Audit 12/31/18		Change
Stockholder's Equity, December 31, 2018	$	264,872	$	264,872	-
Less: Non allowable assets:					
Prepaid Expenses		(43,189)		(43,189)	-
Deferred Tax Asset		(50,854)		(50,854)	-
Tentative net capital	$	170,829	$	170,829	-
Haircuts:		-		-	-
NET CAPITAL	$	170,829	$	170,829	-
Minimum net capital		100,000		100,000	-
Excess net capital	$	70,829	$	70,829	-
Aggregate indebtedness	$	25,204	$	25,204	-
Ratio of aggregate indebtedness to net capital		0.15:1		0.15:1	-

There were no noted differences between the audit and focus filed at December 31, 2018.

TRADEZERO AMERICA, INC.

December 31, 2018

Schedule II

Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii).

Schedule III

Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

TRADEZERO AMERICA, INC.

Assertions Regarding Exemption Provisions

We, as members of management of TradeZero America, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period January 1, 2018 through December 31, 2018.

TradeZero America, Inc.

By:

Michael Haupt, CEO
(Name and Title)

2/19/19
(Date)

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
TradeZero America, Inc.
Brooklyn, New York

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) TradeZero America, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which TradeZero America, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k) (2) (ii) (the "exemption provision") and (2) TradeZero America, Inc., stated that TradeZero America, Inc., met the identified exemption provision throughout the most recent fiscal year without exception. TradeZero America, Inc.'s management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about TradeZero America, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 19, 2019